UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

SPECIAL FINANCIAL REPORT PURSUANT TO RULE 15d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Contains only the financial statements for the year ended December 31, 2024
Commission file number: 333-281116

Focus Impact BH3 NewCo, Inc.
(Exact name of registrant as specified in its charter)

Delaware	86-2249068
(State or other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1345 Avenue of the Americas, 33rd Floor
New York, NY 10105
(212) 213-0243
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Securities registered pursuant to Section 12(b) of the Act: None.

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☒ No ☐

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant: None, as no established market exists for the registrant’s common stock.

As of May 5, 2025, there were 100 outstanding shares of the registrant’s common stock, par value $0.01 per share.

EXPLANATORY NOTE

On February 5, 2025, the Registration Statement on Form S-4 (Registration No. 333-281116, the “Registration Statement”) of Focus Impact BH3 NewCo, Inc. (the “Company”) was declared effective by the Securities and Exchange Commission (the “SEC”), related to the offering of up to 176,934,937 shares of Class A common stock of the Company’s common stock, par value $0.0001 per share (“Common Stock”) and 17,900,000 warrants to purchase shares of Common Stock.

Rule 15d-2 under the Securities Exchange Act of 1934, as amended (“Rule 15d-2”), provides generally that if a company’s registration statement filed under the Securities Act of 1933, as amended, does not contain certified financial statements for the company’s last full fiscal year preceding the year in which such registration statement becomes effective (or for the life of the company if less than a full fiscal year), then the company must, within 90 days after the effective date of such registration statement, file a special financial report furnishing certified financial statements for the last full fiscal year or other period, as the case may be, meeting the requirements of the form appropriate for annual reports of that company. Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the company.

The Registration Statement did not contain the certified financial statements of the Company for the fiscal year ended December 31, 2024; therefore, as required by Rule 15d-2, the Company is hereby filing its certified financial statements for the fiscal year ended December 31, 2024 with the SEC under cover of the facing page of an annual report on Form 10-K.

3

FOCUS IMPACT BH3 NEWCO, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

grant thornton llp Two Commerce Square 2001 Market Street, Suite 800 Philadelphia, PA 19103 D +1 215 561 4200 F +1 215 561 1066

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Focus Impact BH3 NewCo, Inc.

Opinion on the financial statements
We have audited the accompanying consolidated balance sheet of Focus Impact BH3 NewCo, Inc. (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2024, the related consolidated statements of operations, changes in stockholder’s deficit, and cash flows for the period from March 6, 2024 (inception) to December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the period from March 6, 2024 (inception) to December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Going concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a working capital deficit as of December 31, 2024, and no sources of funding other than funds that may be obtained from its parent, which raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

GT.COM	Grant Thornton LLP is a U.S. member firm of Grant Thornton International Ltd (GTIL). GTIL and each of its member firms are separate legal entities and are not a worldwide partnership.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2024.

Philadelphia, Pennsylvania
May 6, 2025

FOCUS IMPACT BH3 NEWCO, INC.

CONSOLIDATED BALANCE SHEET

December 31, 2024
ASSETS
Total current assets	$-

TOTAL ASSETS	$-

LIABILITIES AND STOCKHOLDER’S DEFICIT
Accounts payable	$27,753
Non-Redemption Agreement	1,250,000
Total current liabilities	1,277,753

TOTAL LIABILITIES	$1,277,753

Commitments and Contingencies (Note 6)	$-

STOCKHOLDER’S DEFICIT
Common stock, par value $0.01; 100 shares authorized, issued, and outstanding	1
Stock subscription receivable, from related party	(100)
Additional paid-in capital	99
Accumulated deficit	(1,277,753)
Total stockholder’s deficit	(1,277,753)
TOTAL LIABILITIES AND STOCKHOLDER’S DEFICIT	$-

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS IMPACT BH3 NEWCO, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

For the period from March 6, 2024 (inception) to December 31, 2024
Formation and operating expenses	$27,753
Loss from operations	(27,753)

Other expense:
Change in fair value of Non-Redemption Agreement	(1,250,000)

Total other expense	(1,277,753)

Loss before provision for income taxes	(1,277,753)

Provision for income taxes	-

Net loss	$(1,277,753)

Weighted average number of shares of common stock outstanding, basic and diluted	$100
Basic and diluted net loss per share of common stock	$(12,777.53)

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS IMPACT BH3 NEWCO, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER’S DEFICIT

For the period from March 6, 2024 (inception) to December 31, 2024

	Common Stock		Additional	Stock		Total
	Shares	Amount	Paid-in Capital	Subscription Receivable	Accumulated Deficit	Stockholder’s Deficit
Balance, March 6, 2024 (inception)	-	$-	$-	$-	$-	$-
Shares issued to founder	100	1	99	(100)	-	-
Net loss	-	-	-	-	(1,277,753)	(1,277,753)
Balance, December 31, 2024	100	$1	$99	$(100)	$(1,277,753)	$(1,277,753)

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS IMPACT BH3 NEWCO, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the period from March 6, 2024 (inception) to December 31, 2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,277,753)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Change in fair value of Non-Redemption Agreement	1,250,000
Accounts payable	27,753
CASH USED IN OPERATING ACTIVITIES	-

CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH USED IN INVESTING ACTIVITIES	-

CASH FLOWS FROM FINANCING ACTIVITIES	-
CASH USED IN FINANCING ACTIVITIES	-
NET CHANGE IN CASH
Cash, beginning of period	-
Cash, end of year	$-

Supplemental disclosure of cash flow information:
Stock subscription receivable, from related party	$100
Federal income taxes paid	$-

The accompanying notes are an integral part of these consolidated financial statements.

FOCUS IMPACT BH3 NEWCO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from March 6, 2024 (inception) to December 31, 2024
Note 1. Organization

Description of Business

Focus Impact BH3 NewCo, Inc. (“NewCo”) was incorporated in Delaware on March 6, 2024, and NewCo’s registered office is at 251 Little Falls Drive, Wilmington, County of New Castle, Delaware 19809. NewCo was formed as a wholly-owned subsidiary of Focus Impact BH3 Acquisition Company (“FI BH3”).

Focus Impact BH3 Merger Sub 1, LLC (“Merger Sub 1”) was incorporated in Delaware on March 6, 2024, and Merger Sub 1’s registered office is at 251 Little Falls Drive, Wilmington, County of New Castle, Delaware 19809. Merger Sub 1 was formed as a wholly-owned subsidiary of NewCo.

Focus Impact BH3 Merger Sub 2, Inc. (“Merger Sub 2”) was incorporated in Delaware on March 6, 2024, and Merger Sub 2’s registered office is at 251 Little Falls Drive, Wilmington, County of New Castle, Delaware 19809. Merger Sub 2 was formed as a wholly-owned subsidiary of NewCo.

Proposed Business Combination

On March 11, 2024, FI BH3 entered into a business combination agreement (the “Business Combination Agreement”) with NewCo, Merger Sub 1, Merger Sub 2, and XCF Global Capital, Inc., a Nevada corporation (“XCF”). Pursuant to the Business Combination Agreement, and subject to the terms and conditions contained therein, the business combination will be effected in two steps: (a) FI BH3 will merge with and into Merger Sub 1 (the “NewCo Merger”), with Merger Sub 1 being the surviving entity of the NewCo Merger as a wholly owned subsidiary of NewCo; and (b) immediately following the NewCo Merger, Merger Sub 2 will merge with and into XCF (the “Company Merger” and, together with the NewCo Merger and all other transactions contemplated by the Business Combination Agreement, the “Business Combination”), with XCF being the surviving corporation of the Company Merger as a wholly owned subsidiary of NewCo. As a result of the Business Combination, NewCo will become a new publicly-traded company.

Reimbursable Expenses

Pursuant to the Business Combination Agreement, XCF has agreed to pay for or reimburse, as the case may be, FI BH3 for all expenses due and payable by FI BH3 in connection with the Business Combination (such expenses, collectively, “Reimbursable Expenses”). Such Reimbursable Expenses include:

1)	any expenses payable to any governmental authority in connection with the Business Combination Agreement, including the Hart-Scott-Rodino Act filing fee and the S-4 filing fee;
2)	registrar, transfer agent and printer expenses;
3)	fees and expenses of third party advisors;
4)	fees and expenses of auditors and accountants;
5)	excise taxes of FI BH3; and
6)	any placement fee and any other fees, costs or expenses incurred in connection with NewCo’s listing on the Applicable Exchange.

In the event that any Reimbursable Expenses become due and payable prior to the closing of the Business Combination, XCF has agreed to pay such Reimbursable Expenses directly on behalf of FI BH3, within five (5) business days of its receipt of a written statement setting forth the amount of such Reimbursable Expenses from FI BH3. Additionally, XCF has agreed to pay any Reimbursable Expenses which are outstanding, or which will become due and payable, as of a termination of the Business Combination Agreement.

On February 5, 2025, the SEC declared effective the registration statement on Form S-4, initially publicly filed by NewCo with the SEC on July 31, 2024. On February 27, 2025, FI BH3’s stockholders approved at a special meeting the Business Combination Agreement and the transactions contemplated thereby. We expect to close the XCF Business Combination in the second quarter of 2025.

FOCUS IMPACT BH3 NEWCO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from March 6, 2024 (inception) to December 31, 2024
Special Meeting of Stockholders

On July 31, 2024, following approval by FI BH3’s stockholders at a special meeting (the “July 2024 Special Meeting”), FI BH3 effected an amendment to its amended and restated certificate of incorporation to further extend the period of time by which FI BH3 has to consummate an initial business combination (the “Termination Date”) to February 7, 2025 and to allow FI BH3, without the need for another stockholder vote, to elect to extend the Termination Date on a monthly basis for up to two times, by an additional one month each time, after February 7, 2025, by resolution of FI BH3’s board of directors.

In connection with the July 2024 Special Meeting, FI BH3 and NewCo entered into non-redemption agreements (“2024 Non-Redemption Agreements”) with certain stockholders of FI BH3 pursuant to which, such stockholders agreed not to redeem (or to validly rescind any redemption requests on) an aggregate of 1,047,399 shares of Class A common stock of FI BH3 in connection with the July 2024 Special Meeting and to hold such shares through the July 2024 Special Meeting. In exchange for the foregoing commitments not to redeem such shares of Class A common stock, NewCo agreed to issue to such stockholders, for no additional consideration, an aggregate of 174,566 shares of Class A common stock of NewCo (and up to an aggregate of 232,750 shares of Class A common stock of NewCo if FI BH3 utilizes the two monthly extensions described above), in connection with the consummation of the initial Business Combination. In 2025, FI BH3 utilized the two monthly extensions described above and the stockholders holding the non-redemption agreements did not redeem their shares. As a result, NewCo will issue 232,750 shares of its common stock in connection with the closing of the initial Business Combination.

Risks and Uncertainties

NewCo was formed to be the surviving company in connection with a proposed business combination between the parent company, FI BH3, and XCF. NewCo has no prior operating activities. NewCo’s only material assets are its direct and indirect interests in FI BH3, and NewCo is accordingly dependent upon distributions from FI BH3 to pay dividends and taxes and other expenses. NewCo’s results of operations and ability to complete the proposed business combination may be adversely affected by various factors that could cause economic uncertainty and volatility in the financial markets, many of which are beyond NewCo’s control. NewCo’s plans to consummate the proposed business combination could be impacted by, among other things, downturns in the financial markets or in economic conditions, increases in oil prices, inflation, increases in interest rates, supply chain disruptions, declines in consumer confidence and spending and geopolitical instability. NewCo cannot at this time fully predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may negatively impact our business and NewCo’s ability to complete the proposed business combination.

Liquidity, Capital Resources and Going Concern

As of December 31, 2024, NewCo had no cash, a working capital deficit of $1,277,753 and no sources of funding other than funds that may be obtained from FI BH3.

These conditions raise substantial doubt about NewCo’s ability to continue as a going concern one year from the date that these consolidated financial statements are issued. These consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should NewCo be unable to continue as a going concern.

As a plan to alleviate its going concern, on March 11, 2024, FI BH3 entered into a proposed Business Combination Agreement with XCF.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

FOCUS IMPACT BH3 NEWCO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from March 6, 2024 (inception) to December 31, 2024
Principles of Consolidation

The accompanying consolidated financial statements include the accounts of NewCo and its wholly-owned subsidiaries. All intercompany transactions have been eliminated.

Segment Reporting

The Company complies with ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07), which improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses among other disclosure requirements.

Emerging Growth Company

NewCo is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. NewCo has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, NewCo, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of NewCo’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires NewCo’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate is the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considers in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Accounts Payable

The carrying amounts of accounts payable approximate their fair values due to the short maturity of these items.

FOCUS IMPACT BH3 NEWCO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from March 6, 2024 (inception) to December 31, 2024
Fair Value of Financial Instruments

The fair value of the NewCo’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement” (“Topic 820”), approximates the carrying amounts represented in the accompanying financial statements. The carrying amounts of working capital balances approximate their fair values due to the short maturities of these items. Topic 820 establishes a fair value hierarchy that prioritizes and ranks the level of observability of inputs used to measure investments at fair value. The observability of inputs is impacted by a number of factors, including the type of characteristics specific to the financial instruments, market conditions and other factors. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

Financial instruments with readily available quoted prices or for which fair value can be measured from quoted prices in active markets will typically have a higher degree of input observability and a lesser degree of judgment applied in determining fair value. The three levels of the fair value hierarchy under Topic 820 are as follows:

Level 1—Unadjusted quoted prices in active markets for identical financial instruments at the measurement date are used.

Level 2—Pricing inputs are other than quoted prices included within Level 1 that are observable for the investment, either directly or indirectly. Level 2 pricing inputs include quoted prices for similar financial instruments in active markets, quoted prices for identical or similar financial instruments in markets that are not active, inputs other than quoted prices that are observable for the financial instruments and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3—Pricing inputs are unobservable and include situations where there is little, if any, market activity for the financial instruments. The inputs used in determination of fair value require significant judgment and estimation.

In some cases, the inputs used to measure fair value might fall within different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the financial instrument is categorized in its entirety is determined based on the lowest level input that is significant to the financial instrument.

The carrying amounts of working capital balances approximate their fair values due to the short maturity of these items.

Non-Redemption Agreement

NewCo has determined the 2024 Non-Redemption Agreements entered into in connection with the July 2024 Special Meeting are a liability classified derivative instrument. As such, the 2024 Non-Redemption Agreements were recognized at fair value at inception of the of the agreements and remeasured to fair value at December 31, 2024 with the change in fair value recognized in the statement of operations.

Reimbursable Expenses

The Company recognized the Reimbursable Expenses following ASC 805 in accordance with the nature of the costs originally incurred. As such, expenses reimbursed to the Company or paid for on behalf of the Company are reported as a reduction of expenses incurred by the Company on the consolidated statement of operations. At December 31, 2024 no expenses were reimbursed by XFC.

Income Taxes

NewCo and its subsidiaries do not file separate company tax returns. Instead, the parent company, FI BH3 will file a consolidated tax return including the financial results of NewCo and its subsidiaries. As of December 31, 2024, there were no uncertain tax positions related to NewCo or its subsidiaries.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period.

For purposes of calculating diluted loss per common share, the denominator includes both the weighted-average number of shares of common stock outstanding during the period and the number of common stock equivalents if the inclusion of such common stock equivalents is dilutive.

FOCUS IMPACT BH3 NEWCO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from March 6, 2024 (inception) to December 31, 2024
Recently Issued Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating officer decision maker (“CODM”), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. The ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in this ASU and existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-07 during the period of the audit on a prospective basis. The adoption of ASU 2023-07 has not had a material impact on the Company’s consolidated financial statements and disclosures.

NewCo has reviewed recently issued accounting pronouncements and plans to adopt those that are applicable to it. NewCo does not expect the adoption of any recently issued pronouncements to have a material impact on its results of operations or financial position.

Note 3. Related Party Transactions

NewCo’s parent company, FI BH3, has entered into a stock subscription agreement for the acquisition of the shares of common stock issued to FI BH3. As such, at December 31, 2024, FI BH3 owes $100 to NewCo for the payment of NewCo’s common stock.

Note 4. Stockholder’s Deficit

Common stock

NewCo is authorized to issue 100 shares of common stock with par value of $0.01 each. As of December 31, 2024 there were 100 shares of common stock issued and outstanding. Each share of common stock entitles the holder to one vote.

Note 5—Fair Value Measurements

NewCo follows the guidance in ASC 820 for its financial assets and liabilities that are remeasured and reported at fair value at each reporting period. The following table presents information about NewCo’s derivative liabilities that are measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation inputs NewCo utilized to determine such fair value.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed.

Accordingly, the degree of judgment exercised by NewCo in determining fair value is greatest for investments categorized in Level 3.

The following table presents the changes in the fair value of the NewCo’s financial assets and liabilities

2024 Non- Redemption Agreements
Initial value	$1,002,000
Change in fair value	248,000
Fair value as of December 31, 2024	$1,250,000

FOCUS IMPACT BH3 NEWCO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from March 6, 2024 (inception) to December 31, 2024
At inception of the 2024 Non-Redemption Agreements and at December 31, 2024, the 2024 Non-Redemption Agreements were valued using a likelihood-weighted scenario analysis; a Level 3 categorization.

The model used for the 2024 Non-redemption Agreements requires the use of subjective assumptions:

•	The Risk-free rate as of the valuation date was selected based upon a typical equity investor assumed holding period.
•
The expected volatility assumption was based on the implied volatility from the Company’s common stock and warrants. An increase in the expected volatility, in isolation, would result in an increase in the fair value measurement and vice versa.

•	Probability of an Initial Business Combination as based on the NewCo’s management.

The key inputs into the models for the 2024 Non-Redemption Agreements were as follows:

Input	December 31, 2024

Probability of an Initial Business Combination	70%
Risk-free rate	4.32%
Expected term (years)	0.25
Expected volatility	De minimis
Class A common stock price	$10.22

FOCUS IMPACT BH3 NEWCO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the period from March 6, 2024 (inception) to December 31, 2024
Note 6. Commitments and Contingencies

Legal Proceedings

NewCo is not currently party to any material legal proceedings. At each reporting date, NewCo evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. NewCo expenses as incurred the costs related to such legal proceedings.

Note 7. Segment Information

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by NewCo’s chief operating decision maker (“CODM”), or group, in deciding how to allocate resources and assess performance.

NewCo’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews the operating results for NewCo as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that NewCo only has one operating segment.

The CODM assesses performance for the single segment and decides how to allocate resources based on net income or loss that also is reported on the statements of operations as net income or loss. The measure of segment assets is reported on the balance sheet as total assets. When evaluating NewCo’s performance and making key decisions regarding resource allocation the CODM reviews formation and operating costs. For the period from March 6, 2024 (inception) to December 31, 2024, NewCo reported formation costs of $27,753.

The key metrics included in segment profit or loss reviewed by the CODM is formation and operating costs. The CODM reviews formation and operating costs to enforce all contractual agreements to ensure costs are aligned with all agreements and budget.

Note 8. Subsequent events

NewCo evaluated subsequent events and transactions that occurred after the balance sheet date up to the date the consolidated financial statements are issued. NewCo did not identify any subsequent events that would have required adjustment or disclosure in these audited consolidated financial statements.

EXHIBIT INDEX

Exhibit No.	Description
31.1	Certification by Principal Executive, Financial and Accounting Officer required by Rule 13a-14(b) or Rule 15d-14(b).
32.1	Certification by Principal Executive, Financial and Accounting Officer required by Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Focus Impact BH3 NewCo, Inc.

Dated: May 6, 2025	By:	/s/ Carl Stanton
	Name:	Carl Stanton
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Special Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Position	Date

/s/ Carl Stanton	Chief Executive Officer (Principal Executive,	May 6, 2025
Carl Stanton	Financial and Accounting Officer)

/s/ Wray Thorn	Director	May 6, 2025
Wray Thorn

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